EXHIBIT 12

Calculation of Ratio of Earnings to Fixed Charges

Archer Daniels Midland Company

Expressed in Thousands

	2007	2008	2009	2010	2011	Q1 FY12
Earnings
Earnings Before Income Taxes	3,143,971	2,594,399	2,499,557	2,585,099	3,015,311	659,746
Less: Equity Earnings of Less than 50% Owned
Unconsolidated Affiliates	(193,258)	(284,316)	55,367	(326,232)	(396,755)	(56,962)
Less: Capitalized Interest Included in Interest Expense
Below	(23,558)	(52,110)	(94,532)	(75,060)	(7,211)	(3,724)
Less: Noncontrolling Interest	(3,126)	(6,103)	(3,751)	10,996	17,573	(919)

Total Earnings	2,924,029	2,251,870	2,456,641	2,194,803	2,628,918	598,141

Fixed Charges
Interest Expenses:
Consolidated Interest Expense	447,310	512,922	469,059	421,461	482,298	112,925
Capitalized Interest	23,558	52,110	94,532	75,060	7,211	3,724

Total Interest Expense	470,868	565,032	563,591	496,521	489,509	116,649
Amortization of Debt Discount and Expense	1,793	3,250	3,832	3,805	4,282	1,353
One Third of Rental Expenses	55,187	67,106	72,289	80,682	83,764	20,245

Total Fixed Charges	527,848	635,388	639,712	581,008	577,555	138,247

Earnings Available for Fixed Charges	3,451,877	2,887,258	3,096,353	2,775,811	3,206,473	736,388

Ratio of Earnings to Fixed Charges	6.54	4.54	4.84	4.78	5.55	5.33